Press Release

GreenPower Plans To Deliver 88 All-Electric School Buses

in West Virginia in Fiscal Year 2025

Company Announces Record Deliveries of All-Electric School Buses for Fiscal 2024

South Charleston, West Virginia, April 10, 2024 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced that it plans to deliver an additional 88 all-electric Type D BEAST and Type A Nano BEAST school buses to school districts in West Virginia in GreenPower's fiscal year 2025 which began April 1, 2024.

"GreenPower is currently manufacturing all-electric, purpose-built school buses purchased by the state of West Virginia in its South Charleston plant," said Fraser Atkinson, CEO of GreenPower. "Following behind that production are the school buses awarded to seven school districts in West Virginia under Round 2 of the EPA's Clean School Bus Program." School buses for other eastern markets like New York, Maryland, Pennsylvania and Virginia, and western markets like Arizona, California, Colorado, Nevada and Oregon are in the fiscal 2025 production schedule as well.

GreenPower's all-electric school bus production from its South Charleston, West Virginia manufacturing facility will fulfill the 88 deliveries in the state as well as other east coast orders.

In January 2024, the EPA announced an $18,565,000 grant awarded to GreenPower of WV for the deployment of GreenPower's all-electric, purpose-built, zero-emission school buses in seven West Virginia counties. The grant includes funding for the charging infrastructure to ensure a proper charging strategy for the deployment. "These seven counties were leaders in the #YesWV GreenPower All-Electric School Bus Pilot Project conducted during the 2022-23 school year. The Pilot showed that, in fact, these buses worked well in the conditions and terrain of the Mountain State," said Mark Nestlen, GreenPower's Vice President of Business Development & Strategy. "The EPA funding for both the school buses and the charging infrastructure will ensure a safe and healthy ride for the students."

Atkinson noted that once delivery is complete, nearly 100 GreenPower all-electric school buses will be in operation in West Virginia. "With the next tranche of deliveries, West Virginia will be a leading state in all-electric school bus deployment on a per capita basis," he continued.

The announcement of the planned deliveries comes on the heels of a record number of all-electric, purpose-built, zero-emission school bus deliveries during GreenPower's just ended 2024 fiscal year. "GreenPower's 2024 fiscal year was transformational for our school bus team with deliveries growing significantly due to ever expanding incentives and mandates from local, state and federal government entities," Atkinson stated.

During fiscal year 2024, GreenPower delivered 29 Type D BEAST and 12 Type A Nano BEAST school buses across the country, for a total of 41 deliveries, an increase of 356% from the previous fiscal year. "Our production facilities in South Charleston, West Virginia and Porterville, California are all expected to be operating at high capacity with a target of reaching 50 to 60 purpose-built school buses per quarter by the end of the fiscal year 2025," Atkinson added.

GreenPower President Brendan Riley said that the commercial division also reached significant delivery levels in fiscal 2024. EV Star deliveries to customers other than Workhorse increased by 9% during the fiscal year with a total of 179 EV Star products being deployed during the fiscal year. And during the fourth quarter of fiscal 2024, Workhorse resumed delivery of EV Star Cab & Chassis under the delivery contract entered into in March of 2022.

"We expect that the commercial unit at GreenPower will supplement the income derived by school bus deliveries over the next fiscal year. Purchase incentives and tax breaks continue to provide significant financial benefit to fleet operators who are migrating to all-electric vehicles," Riley stated. "In the fourth quarter of fiscal 2024, we also delivered the first commercial vehicles to school districts who are looking to move, not just school buses, but also their supporting fleet to cleaner energy. We believe that this trend will continue as local school districts experience the financial benefit of all-electric vehicle ownership costs."

Contacts:

Fraser Atkinson

CEO

fraser@greenpowermotor.com

Brendan Riley

President

brendan@greenpowermotor.com

Mark Nestlen

Vice President of Business Development & Strategy

mark.n@greenpowermotor.com

Allie Potter
Skyya PR for GreenPower
(218) 766-8856
allie@skyya.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Such forward-looking statements include, among other things, that GreenPower plans to deliver 88 all-electric school buses in West Virginia in fiscal year 2025; that following behind the current production in GreenPower's South Charleston plant are the school buses awarded to seven school districts in West Virginia under Round 2 of the EPA's Clean School Bus Program; that school buses for other eastern markets like New York, Maryland, Pennsylvania and Virginia, and western markets like Arizona, California, Colorado, Nevada and Oregon are in the fiscal 2025 production schedule as well; that GreenPower's all-electric school bus production from its South Charleston, West Virginia manufacturing facility will fulfill the 88 deliveries in the state as well as other east coast orders; that the EPA funding for both the school buses and the charging infrastructure will ensure a safe and healthy ride for the students; that once delivery is complete, nearly 100 GreenPower all-electric school buses will be in operation in West Virginia; that with the next tranche of deliveries, West Virginia will be a leading state in all-electric school bus deployment on a per capita basis; that GreenPower's production facilities in South Charleston, West Virginia and Porterville, California are all expected to be operating at high capacity with a target of reaching 50 to 60 purpose-built school buses per quarter by the end of the fiscal year 2025; that the commercial unit at GreenPower will supplement the income derived by school bus deliveries over the next fiscal year; and the trend of moving school districts' supporting fleet to cleaner energy will continue as local school districts experience the financial benefit of all-electric vehicle ownership costs. The material assumptions supporting these forward-looking statements include, among others, that GreenPower's ability to maintain projected production deliveries within certain timelines; expected expansion of GreenPower's production capacity; labor costs and material costs remaining consistent with GreenPower's current expectations; labor availability remaining consistent with GreenPower's current expectations; production of electric buses meeting customer expectations and at an expected cost; equipment operating as anticipated; there being no material variations in the current regulatory environment; and GreenPower's ability to obtain financing as and when required and on reasonable terms. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among other things, not being able to produce the full 88 school buses for any reasons, the delay or decrease in the production as a result of shortage of parts and components, the school bus EPA program not paying out the funds as contemplated or at all, supply chain issues, availability of parts, including shipping delays, availability of capital and availability of qualified employees to produce the buses and others set forth in other public filings of GreenPower (filed under GreenPower's profile on www.sedarplus.ca or with the SEC at www.sec.gov).  Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable laws, including the securities laws of the United States and Canada.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts are in U.S. Dollars ©2024 GreenPower Motor Company Inc. All rights reserved.